NEWS RELEASE

RepliCel Announces Filing of Amended and Restated
Financial Statements and Management Discussion & Analysis

VANCOUVER, BC, CANADA - November 27, 2020 - RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, announced today that the Company has determined, on the recommendation of the Audit Committee of the Company's Board of Directors (the "Audit Committee") and after consultation with BDO Canada LLP, the Company's independent registered public accounting firm, that the Company's previously issued audited financial statements for the years ended December 31, 2019 and 2018 and the unaudited interim financial statements for third quarter of 2018, the first, second and third quarters of 2019, and the first and second quarters of 2020, as filed on SEDAR, and with the U.S. Securities and Exchange Commission on Form 6-K, will be restated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and should no longer be relied upon.

RepliCel management was recently notified by BDO Canada LLP of a potential error in previously audited and unaudited interim financial statements. Management and the Audit Committee has now concluded that an error was made in how a contingent liability included in the Company's 2018 License and Collaboration Agreement with YOFOTO (China) Health Industry, Co. (the "Agreement") was measured and recorded. The error and required restatements pertain to that fact that the put liability included in the Agreement was measured as a derivative liability rather than at the present value of the exercise price of the put.  The put was initially determined to have $nil value for the purposes of the Company's financial statements however management has now determined that the initial present value of the exercise price upon issuance was $520,000.  In subsequent periods, the put liability will be recorded at amortized cost.

It has now been determined that as of July 10, 2018, the date the Company entered in to the Agreement, the Company's:

  contract asset was understated by approximately $100,000;
  contract liability was understated by approximately $1,000,000;
  put obligation was understated by approximately $520,000; and
  common shares and warrants recorded in equity were overstated by approximately $1,420,000.

It has now been determined that for the reporting periods subsequent to July 10, 2018, the:

  reported license revenue was understated in each period;
  accretion expense related to the put liability was understated; and
  amortization expense related to the contract asset was understated.

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It has now been determined that for the year ended December 31, 2018, cash flows from operating activities were understated by approximately $1,000,000 and cash flows from financing activities were overstated by the same amount.

The Company intends to amend, restate and refile the audited financial statements and related management discussion and analysis for the years ended December 31, 2019 and 2018.  The Company will not be filing amended and restated interim financial statements but will address the correction in the Company's interim financial statements for the three and nine month period ended September 30, 2020 and in the restated and refiled December 31, 2019 and 2018 audited financial statements.

A copy of the amended and restated financial statements and management discussion and analysis for the years ended December 31, 2019 and 2018 and a copy of the interim financial statements and management discussion and analysis for the three and nine month period ended September 30, 2020 will be posted on the Company's website and filed under the Company's profile on SEDAR at www.sedar.com.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function.

The Company's product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. RCH-01 is currently being co-developed with, and under exclusive license by, Shiseido for certain Asian countries. All product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles.

For more information, please visit www.replicel.com or contact:
Lee Buckler, CEO and President
604-248-8693

Info @replicel . com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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